

April 30, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Pacer Funds Trust
        Issuer CIK: 0001616668
        Issuer File Number: 333-201530 / 811-23024
        Form Type: 8-A12B
        Filing Date: April 30, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Pacer Swan SOS Moderate (May) ETF, Pacer Swan SOS Moderate (August) ETF, Pacer Swan SOS Moderate (November) ETF and Pacer Swan SOS Moderate (February) ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, ETP Issuer Services